Exhibit 99.1

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2008 Third Quarter Results

RICHMOND, BRITISH COLUMBIA – November 21, 2008 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a third quarter 2008 net loss of $2.0 million, or $0.06 per basic share, compared to net earnings of $281,000, or $0.01 per basic share, in the same period last year.

Revenue decreased to $866,000 in the 2008 third quarter from $2.0 million in the prior year period. The Company had no gross profit in the 2008 third quarter compared to a gross profit of 10% in the same period last year.

“After completing our planting of new sites in the third quarter we are now actively harvesting our 2008 root,” said Derek Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price increased to $9.54 per pound through the third quarter of 2008 from about $8.76 per pound in 2007.

“While 2008 will remain challenging, we continue to minimize operating and overhead costs,” added Mr. Zen. “Selling, general and administrative expenses were $729,000 in the first nine months of 2008 compared to $810,000 in the same period last year.”

In the nine months ended September 30, 2008, revenue increased to $7.6 million from $7.3 million in the nine months of 2007. Net loss in the first nine months of 2008 was $2.6 million, or $0.08 per basic share, compared to a net loss of $1.5 million, or $0.04 per basic share in the same period last year.

The working capital position as at September 30, 2008 was a surplus of $3.8 million compared to a surplus of $7.4 million at December 31, 2007.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com